SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)

                             (AMENDMENT NO. 2)

                        PINNACLE ENTERTAINMENT, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                723456 10 9
-------------------------------------------------------------------------------
                               (CUSIP Number)

                           JONATHAN H. GRUNZWEIG
                          C/O COLONY CAPITAL, LLC
                         1999 AVENUE OF THE STARS
                                SUITE 1200
                      LOS ANGELES, CALIFORNIA 90067
                               (310) 282-8800
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           NICK P. SAGGESE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                     300 SOUTH GRAND AVENUE, SUITE 3400
                     LOS ANGELES, CALIFORNIA 90071-3144
                               (213) 687-5000

                              JANUARY 22, 2001
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                       (Continued on following pages)


                            (Page 1 of 6 Pages)


-------------------------------------------------------------------------------
CUSIP No. 723456 10 9                 13D                    Page 2 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           HARVEYS CASINO RESORTS

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) |_|
           (b) |X|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO (See Item 3)
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           NEVADA
-------------------------------------------------------------------------------
  NUMBER OF      7        SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY     --------------------------------------------------------------
   OWNED         8        SHARED VOTING POWER
  BY EACH                -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9        SOLE DISPOSITIVE POWER
    WITH                  -0-
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           -0- (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES    |_|
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           -0-% (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
CUSIP No. 723456 10 9                13D                      Page 3 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           COLONY HCR VOTECO, LLC

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) |_|
           (b) |X|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO (See Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7        SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY     --------------------------------------------------------------
   OWNED         8        SHARED VOTING POWER
  BY EACH                -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9        SOLE DISPOSITIVE POWER
    WITH                  -0-
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           -0- (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES  |_|
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           -0-% (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
CUSIP No.  723456 10 9            13D                         Page 4 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           THOMAS J. BARRACK, JR.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) |_|
           (b) |X|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO (See Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
-------------------------------------------------------------------------------
  NUMBER OF      7        SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY     --------------------------------------------------------------
   OWNED         8        SHARED VOTING POWER
  BY EACH                -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9        SOLE DISPOSITIVE POWER
    WITH                  -0-
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          -0-
-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           -0- (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES  |_|
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           -0-% (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------



         This Amendment No. 2 amends and supplements the Schedule 13D, dated April 17, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, dated December 18, 2000 ("Amendment No. 1" and the Original
Schedule 13D, as amended by Amendment No. 1, the "Schedule 13D"), filed by Harveys Casino Resorts, Colony HCR Voteco, LLC, Thomas J. Barrack, Jr. and Kelvin L. Davis with respect to the Common Stock, par value $.10 per share, of Pinnacle Entertainment, Inc. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

                  On January 22, 2001, the Merger Agreement was terminated by the mutual written consent of each of the parties thereto. Pursuant to their respective terms, the Voting Agreement and the MOU also each terminated effective as of the termination of the Merger Agreement. All other transaction agreements entered into in connection with the Merger Agreement also have been terminated. The foregoing is qualified in its entirety by reference to the Merger Agreement, the Voting Agreement and the MOU, which have been filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference in their respective entireties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 5 the paragraph set forth in Item 3 hereof which amends and supplements the response to Item 3 of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 6 the paragraph set forth in Item 3 hereof which amends and supplements the response to Item 3 of the Schedule 13D.


                             Page 5 of 6 Pages



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 22, 2001
                               HARVEYS CASINO RESORTS


                               By:  /s/     Thomas J. Barrack, Jr.
                                     ------------------------------------------
                                    Name:   Thomas J. Barrack, Jr.
                                    Title:  Chairman of the Board of Directors
                                            and Assistant Secretary



                               COLONY HCR VOTECO, LLC


                               By:  /s/    Thomas J. Barrack, Jr.
                                    -------------------------------------------
                                    Name:  Thomas J. Barrack, Jr.
                                    Title:  Member



                                    /s/    Thomas J. Barrack, Jr.
                                    -------------------------------------------
                                           THOMAS J. BARRACK, JR.


                             Page 6 of 6 Pages